[Jefferies & Company, Inc. Letterhead]

March 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

    Re:
    Request for Acceleration of Effectiveness of Registration Statement on Form S-1 of Pioneer Drilling Company (File No. 333-122614)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the rules and regulations promulgated under the Securities act of 1933, as amended (the "Securities Act"), on behalf of the Underwriters, we hereby join Pioneer Drilling Company in requesting that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective on Monday, March 21, 2005 at 11:00 a.m., Washington D.C. time, or as soon thereafter as practicable. We also confirm that we are aware of our responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-captioned Registration Statement.

        In connection with this acceleration request and pursuant to Rule 460 under the Act, the following information is provided with respect to the approximate distribution to date of the Preliminary Prospectus dated March 7, 2005.

To Whom Distributed	Number of Copies
Prospective Underwriters	4,350
Institutions	1,200
Individuals	300

Total	5,850

Very truly yours,
JEFFERIES & COMPANY, INC. Representative of the Underwriters
By:	/s/ Jay Levy

	Name:	Jay Levy
	Title:	Senior Vice President
cc:
Charles L. Strauss
Fulbright & Jaworski L.L.P.

Ted W. Paris
Baker Botts L.L.P.